Exhibit 99.2
Income Statement by activity
Unaudited

	For the three months ended June 30, 2018			For the three months ended June 30, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	28,993	28,941	80	27,925	27,883	71
Cost of revenues	24,972	24,952	48	23,495	23,475	49
Selling, general and other costs	1,802	1,793	9	1,906	1,899	7
Research and development costs	850	850	—	854	854	—
Result from investments	75	26	49	106	58	48
Reversal of a Brazilian indirect tax liability	—	—	—	895	895	—
Gains on disposal of investments	—	—	—	49	49	—
Restructuring costs	1	1	—	44	43	1
Net financial expenses	294	294	—	369	369	—
Profit before taxes	1,149	1,077	72	2,307	2,245	62
Tax expense	395	388	7	1,152	1,148	4
Result from intersegment investments	—	65	—	—	58	—
Net profit	754	754	65	1,155	1,155	58

Adjusted EBIT	1,655	1,583	72	1,867	1,804	63

	For the six months ended June 30, 2018			For the six months ended June 30, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Net revenues	56,020	55,916	153	55,644	55,550	148
Cost of revenues	48,029	48,000	78	47,083	47,036	101
Selling, general and other costs	3,426	3,410	16	3,747	3,731	16
Research and development costs	1,724	1,724	—	1,700	1,700	—
Result from investments	162	63	99	202	108	94
Reversal of a Brazilian indirect tax liability	—	—	—	895	895	—
Gains on disposal of investments	—	—	—	49	49	—
Restructuring costs	4	4	—	79	78	1
Net financial expenses	603	603	—	805	805	—
Profit before taxes	2,396	2,238	158	3,376	3,252	124
Tax expense	621	602	19	1,580	1,572	8
Result from intersegment investments	—	139	—	—	116	—
Net profit	1,775	1,775	139	1,796	1,796	116

Adjusted EBIT	3,266	3,108	158	3,402	3,277	125

Statement of Financial Position by activity
Unaudited

	At June 30, 2018			At December 31, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
Assets
Goodwill and intangible assets with indefinite useful lives	13,772	13,772	—	13,390	13,390	—
Other intangible assets	11,819	11,816	3	11,542	11,539	3
Property, plant and equipment	28,028	28,027	1	29,014	29,012	2
Investments and other financial assets	3,297	3,667	1,322	2,977	3,356	1,228
Deferred tax assets	2,029	1,987	42	2,004	1,955	49
Inventories	14,073	14,073	—	12,922	12,922	—
Assets sold with a buy-back commitment	2,449	2,449	—	1,748	1,748	—
Trade receivables	2,565	2,545	13	2,460	2,461	19
Receivables from financing activities	3,554	1,568	3,310	3,140	1,356	2,906
Tax receivables	277	281	4	298	293	5
Other assets	4,431	4,424	7	4,166	4,157	9
Cash and cash equivalents	13,243	13,047	196	12,638	12,423	215
TOTAL ASSETS	99,537	97,656	4,898	96,299	94,612	4,436
Equity and Liabilities
Equity	22,673	22,673	1,677	20,987	20,987	1,598
Employee benefits liabilities	9,475	9,472	3	9,278	9,276	2
Provisions	14,934	14,940	9	14,779	14,777	11
Deferred tax liabilities	592	592	—	388	388	—
Debt	16,362	14,678	3,008	17,971	16,461	2,632
Trade payables	23,497	23,479	6	21,939	21,939	8
Other financial liabilities	199	199	—	139	139	—
Tax payables	401	384	25	383	370	22
Other liabilities	11,404	11,239	170	10,435	10,275	163
TOTAL EQUITY AND LIABILITIES	99,537	97,656	4,898	96,299	94,612	4,436

Statement of Cash Flows by activity
Unaudited

	For the six months ended June 30, 2018			For the six months ended June 30, 2017
(€ million)	Group	Industrial activities	Financial services	Group	Industrial activities	Financial services
CASH FLOW FROM OPERATING ACTIVITIES:
Net profit	1,775	1,775	139	1,796	1,796	116
Amortization and depreciation	3,036	3,035	1	3,113	3,112	1
Net losses/(gains) on disposal of non-current assets and other non-cash items	(29)	(60)	(108)	(294)	(328)	(82)
Change in items due to buy back commitments	303	303	—	107	107	—
Dividends received	72	93	—	46	52	—
Change in provisions	199	199	—	(353)	(355)	2
Change in deferred taxes	49	44	5	459	461	(2)
Change in working capital	(221)	(240)	19	(356)	(417)	61
TOTAL	5,184	5,149	56	4,518	4,428	96
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in property, plant and equipment and intangible assets	(2,675)	(2,674)	(1)	(4,437)	(4,436)	(1)
Investments in joint ventures, associates and unconsolidated subsidiaries	(2)	(2)	—	(1)	(1)	—
Proceeds from the sale of non-current assets	33	33	—	27	27	—
Net change in receivables from financing activities	(607)	(17)	(590)	(231)	(60)	(171)
Change in securities	(104)	(104)	—	174	145	29
Other changes	1	1	—	(1)	(1)	—
TOTAL	(3,354)	(2,763)	(591)	(4,469)	(4,326)	(143)
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in Debt and other financial assets/liabilities	(1,323)	(1,868)	545	(4,369)	(4,437)	68
Increase in share capital	11	11	—	—	—	—
Distributions paid	—	—	(21)	—	—	(6)
Other changes	—	—	—	(4)	(4)	—
TOTAL	(1,312)	(1,857)	524	(4,373)	(4,441)	62
Translation exchange differences	87	95	(8)	(688)	(676)	(12)
TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	605	624	(19)	(5,012)	(5,015)	3
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	12,638	12,423	215	17,318	17,167	151
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	13,243	13,047	196	12,306	12,152	154